UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Comisión Nacional del Mercado de Valores
Área de Mercados. Dirección de Supervisión
C/ Miguel Ángel, 11-1ª
28010 —  Madrid
Sevilla, November, 19, 2013

Dear Sirs,

In accordance with Article 82 of Spanish Securities Act (Ley 24/1988 del Mercado de Valores), Abengoa, S.A. (the “Company”) hereby informs the  National Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Relevant Fact

The Company hereby informs you that the Board of Directors of Abengoa, S.A. has accepted the resignation of Mr. Jose Terceiro Lomba (in representation of Aplidig SL) as a member of the Audit Committee, and appointed to such vacancy Mr. José Borrell Fontelles. With this, the Audit Committee is integrated exclusively of non-executive directors in accordance with the provisions of the Sarbanes Oxley Act of 2002 (United States Federal Law).

Also, in accordance with the provisions of Section 407 of such Act: Disclosure of Audit Commitee Financial Expert, the person who meets that qualification is Mrs. Mercedes Gracia Díez

Miguel Ángel Jiménez-Velasco Mazarío
General Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: November 19, 2013